WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated November 4, 2021, and provides an analysis of the Company's results of operations for the three and nine months ended September 30, 2021.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance.  The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, and Western's audited consolidated financial statements for the year ended December 31, 2020, and the notes thereto prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2020.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2020 ("AIF"), is filed with Canadian regulators on SEDAR at www.sedar.com.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino" or "Casino Project") towards production.  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Strategic Investment by Rio Tinto Canada

On May 31, 2021, Rio Tinto Canada Inc. ("Rio Tinto") purchased 11,808,490 common shares of the Company at a price of $2.17 per common for gross proceeds of $25,624,423.  The strategic investment results in Rio Tinto owning approximately 8% of the Company.

In connection with the strategic investment by Rio Tinto, the Company and Rio Tinto entered into an investor rights agreement, whereby, subject to certain conditions, including time and ownership thresholds, Rio Tinto will have certain rights, including the right to appoint:

1

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

• one member to a Casino Project Technical Committee.

• one non-voting observer to attend all meetings of the board of directors of the Company.

• one director of the Company, if Rio Tinto's ownership increases to at least 12.5%.

• up to three secondees to the Casino Project.

In addition, Rio Tinto will have a right to participate in future equity issuances to maintain its ownership in the Company and will be provided with a one-time "demand registration right" and "piggy-back registration rights."

Under the investor rights agreement, for a period of 12 months, Rio Tinto has also agreed:

• not to sell, transfer, offer or otherwise dispose of any shares without first notifying the Company.

• to vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders.

• not to acquire any securities of the Company, subject to certain exceptions.

Financing

On July 29, 2021, the Company completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 2,670,000 FT Shares at a price of $3.00 per FT Share for aggregate gross proceeds of $8,010,000.  In connection with the private placement, the agents were paid a cash fee equal to 6% of the aggregate gross proceeds from the sale of the FT Shares.

Management Changes

On September 27, 2021, the Company announced the appointment of Shena Shaw as Vice President, Environmental and Community Affairs, effective October 1, 2021

On June 30, 2021, Dale Corman, Executive Chairman of the Company's Board of Directors, retired.

The Board appointed Ken Williamson to act as Interim Chairman, and has begun the process of finding a permanent replacement for Mr. Corman.  Mr. Williamson has been a director of Western since 2019.

CASINO PROJECT UPDATE

Feasibility Study

On October 6, 2021, the Company announced that M3 Engineering & Technology Corporation ("M3") has been engaged to conduct a feasibility study on Casino.  M3 is a full-service engineering, procurement and construction management firm.  M3 also completed the Preliminary Economic Assessment on the Casino Project dated June 22, 2021.  Targeted completion of the Feasibility Study is 2nd quarter of 2022.

The Feasibility Study will be based on the PEA and will include: a large open-pit operation, a concentrator to recover copper, gold, silver and molybdenum minerals, and a solid waste facility to store mine waste rock and mill tailings. The project will also include a heap leach facility to recover gold, silver, and copper from oxide ore. Project infrastructure will include approximately 130 km of access road, and an on-site power generation facility to meet the project's electrical power demand.

The principal objective of the Feasibility Study will be to demonstrate positive economic indicators for the Casino Project at a feasibility study level.  The Feasibility Study will also form the basis of the Environmental and Socio-economic Statement, the submission of which is the next step in the environmental assessment process under the Yukon Environmental and Socio-economic Assessment Act.

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

2021 Exploration and Drilling Program

On October 6, 2021 the Company provided an update on the exploration and drilling program.  The 2021 exploration and drilling program was developed with input from Rio Tinto as outlined in the investor rights agreement and subscription agreement, entered into as part of an investment by Rio Tinto Canada in Western (see news release dated May 17, 2021). The field component of the Program was completed on September 30, 2021.

The 2021 exploration and drilling program was comprised of several components.

Metallurgical and Geotechnical Drilling

All planned metallurgical and geotechnical drilling was completed.  Diamond drilling of 1,001.3 metres of large-diameter core in three holes was completed to test amenability of the mineralization to mineral processing.  Geotechnical and hydrological drilling in the Casino Deposit area, as well as a geotechnical program designed by Knight Piésold, targeting the ground conditions of the proposed tailings management and heap leaching facilities were also completed.

Resource Confirmation Drilling

All planned resource confirmation drilling was completed. Five holes totaling 1,484.1 metres were drilled to confirm the lithological and mineralogical settings of the deposit.  Core obtained will undergo metallurgical testing as well as conventional gold and multi-element analyses.

Exploration Drilling

Exploration diamond drilling comprising 1,634.7 metres in 6 holes was completed.  All holes targeted peripheral areas of the Deposit, and three of the drill targets were determined from on-site XRF analysis of soil samples collected as part of the soil sampling program.

Soil Sampling

The planned soil sampling program was completed.  The soil sampling program focused on areas east and south of the Casino Deposit.  The program comprised of the collection of 2.502 "B-horizon" soil samples on a 200 m by 200 m grid spacing.  All samples underwent XRF analysis on site and have been sent for full geochemical analysis.

Enersoft Logging

"GeologicalAI" robotic scanning, using a device built by Enersoft Inc. of Calgary, Alberta, was completed on all core drilled in 2021 and approximately 40% of the historical core.  A total of 48,673.0 metres of core was scanned.  The scanning includes "LIDAR" (Light Detection and Ranging) scanning, XRF analysis, hyperspectral analysis and some geotechnical analyses.

With the completion of the 2021 field program, the focus of further technical work developed with input from Rio Tinto will move to metallurgical studies.  Metallurgical programs are under development for both the sulphide material targeted for the concentrator, and oxide material targeted for heap leach extraction, and will be executed once geochemical assays on the 2021 core have been received.

Preliminary Economic Assessment

On June 22, 2021, the Company released the results of its Preliminary Economic Assessment (the "PEA") for the Casino project.  The Study considered the Project being constructed as an open pit mine, with a concentrator processing nominally 120,000 tonnes per day and a gold heap leach facility processing nominally 25,000 tonnes per day.

The Study supersedes all previous studies and incorporates the updated mineral resource with an effective date of July 3, 2020.  The Study also incorporates outcomes of the Best Available Tailings Technology Study (the "BATT Study") completed in 2018 with participation by First Nations, the Yukon Environmental and Socio-economic Assessment Board ("YESAB") and the Yukon Government. The design concept for the tailings management facility ("TMF") also reflects the guidance received from the Independent Engineering Review Panel.

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

The Study examines the development of the Casino Project, which comprises the processing of 1.3 billion tonnes of mineralized material for both the mill and heap leach, with deposition of mill tailings and mine waste in the TMF facility consistent with the design concepts considered during the BATT Study as a base case development.  Unless otherwise indicated, all further references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

HIGHLIGHTS

Base Case*
Payback period, years	3.0

NPV pre-tax (8% discount)	$3.62 billion
NPV after-tax (8% discount)	$2.33 billion

LOM pre-tax free cash flow	$13.0 billion
LOM after-tax free cash flow	$9.1 billion

IRR pre-tax (100 % equity)	23.3%
IRR after-tax (100% equity)	19.5%

Initial Capital Investment	$3.25 billion
Total mineralized material mined	1.3 billion tonnes
Mill mineralized material	1.1 billion tonnes
Heap leach mineralized material	204 million tonnes

Mill operation	25 years
Heap leach operation	23 years
LOM strip ratio	0.38:1

Base Case metal prices: Cu: US$3.35/lb, Au: US$1,600/oz, Ag: US$24/oz, Mo: US$12/lb.

On August 3, 2021, the Company filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Preliminary Economic Assessment, Yukon, Canada" with an effective date of June 22, 2021 (the "Report").  The Report summarizes the results of the preliminary economic assessment on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 22, 2021.

COVID-19 Policy

The Company has implemented a COVID-19 Policy to reduce the spread of COVID-19 at its exploration camp, and in the Yukon.  The Company will continue to follow the guidance issued by the Federal and Territorial governments for the operation of remote camps and mining operations.  All policies can be found on the Company's website.

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

The first project agreement on the Freegold Road was reached in April 2019 on the initial segment of the Freegold Road - the Carmacks Bypass. The Carmacks bypass will ensure the safety of Carmacks residents by redirecting industrial traffic away from the community and has recently moved through the Environmental Assessment process and initial contracts have been awarded for construction.

Exploration and evaluation expenditures

Western's recent activities have focused on exploration and drilling of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the nine months ended September 30,	2021	2020
	$	$
Claims maintenance	22,270	25,575
Engineering	1,765,852	89,100
Exploration and camp support	6,908,699	4,396,961
Permitting	532,995	105,929
Salary and wages	139,605	171,973
Share-based payments	105,535	57,482

TOTAL	9,474,956	4,847,020

Royalties and production payments

Certain portions of the Casino property remain subject to certain royalty obligations. The surviving royalties and agreements are as follows:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

• 5% Net Profits Interest (the "NPI"), as defined in the Casino B Option Agreement, remains in effect on the Casino B Claims and $1 million payment is required to be made to the original optionor within 30 days of achieving a commercial production decision.

• 5% Net Profit Interest Royalty (the "NPI Royalty") on the ANA claims pursuant to the NPI Royalty Agreement dated December 4, 1990 (the "NPI Royalty Agreement") among Big Creek Resources Ltd., Rinsey Mines Ltd., and Renoble Holdings Inc.

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Sep-21	30-Jun-21	31-Mar-21	31-Dec-20
	$	$	$	$
Loss and comprehensive loss	909,863	1,176,295	1,096,896	407,894
Loss per share - basic and diluted	0.01	0.01	0.01	0.00
Cash and short-term investments	51,790,157	49,710,381	26,989,662	28,647,190
Exploration and evaluation assets	63,222,969	56,785,349	54,467,749	53,748,013
Total assets	116,499,708	108,157,055	82,667,429	83,810,068

As at and for the quarter ended	30-Sep-20	30-Jun-20	31-Mar-20	31-Dec-19
	$	$	$	$
Loss and comprehensive loss	438,977	425,392	761,094	518,512
Loss per share - basic and diluted	0.00	0.00	0.01	0.00
Cash and short-term investments	2,946,363	5,974,801	2,809,957	1,641,721
Exploration and evaluation assets	53,222,045	49,617,686	48,724,375	48,375,025
Total assets	56,945,795	55,967,850	51,801,705	50,458,763

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

During the three months ended June 30, 2021, the Company incurred higher filing and legal fees associated with its stock option plan renewal and new restricted share unit and deferred share unit plans.  The Company also recorded a $300,000 payment related to the retirement of the Company's former Executive Chairman.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended September 30, 2021, exploration and evaluation assets increased as the Company completed field work for its 2021 exploration and drilling program.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended September 30, 2021, the Company completed a brokered private placement of flow through common shares for aggregate proceeds of $8.0M.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended June 30, 2021, the Company received $25.6M as part of a strategic investment from Rio Tinto Canada.

During the three months ended December 31, 2020, the Company raised $28.7M through an equity offering which resulted in a significant increase to cash and cash equivalents.

RESULTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Depreciation	38,723	-	64,538	-
Filing and regulatory fees	14,701	8,929	266,684	197,594
Office and administration	93,584	83,034	328,246	254,382
Professional fees	136,659	28,815	320,250	112,360
Share-based payments	600,187	164,225	1,006,604	331,078
Shareholder communication and travel	226,213	73,861	587,255	198,837
Wages and benefits	320,172	273,699	1,174,404	847,099

CORPORATE EXPENSES	1,430,239	632,563	3,747,981	1,941,350

Foreign exchange loss (gain)	6,589	(4,262)	2,147	3,547
Interest income	(68,594)	(440)	(153,095)	(6,303)
Flow-through premium recovery	(698,491)	(30,484)	(699,899)	(125,531)
Unrealized loss (gain) on marketable securities	240,120	(158,400)	285,920	(187,600)

LOSS AND COMPREHENSIVE LOSS	909,863	438,977	3,183,054	1,625,463

THREE MONTHS ENDED SEPTEMBER 30, 2021

Western incurred a loss of $909,863 (0.01 per common share) for the three months ended September 30, 2021, compared to a loss of $438,977 ($0.00 per common share) over the same period in 2020.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

The Company recorded $38,723 in depreciation related to right-of-use assets.

Professional fees increased by $107,844 during the three months ended September 30, 2021, compared to the same period in 2020 due to a general increase in legal activity.

Share-based payments increased by $435,962 during the three months ended September 30, 2021, compared to the same period in 2020 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSU's and DSUs.

Shareholder communication and travel increased by $152,352 during the three months ended September 30, 2021, compared to the same period in 2020 as the Company increased investor outreach activities and promotional activities.

During the three months ended September 30, 2021, the Company recorded a flow-through premium recovery of $698,491 compared to a flow-through premium recovery of $30,484 during the three months ended September 30, 2020.

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Differences in the unrealized gains and losses on marketable securities are a result of variances in the share price of the marketable securities held by Western at each period end date.

NINE MONTHS ENDED SEPTEMBER 30, 2021

Western incurred a loss of $3,183,054 ($0.02 per common share) for the nine months ended September 30, 2021, compared to a loss of $1,625,463 ($0.01 per common share) over the same period in 2020. The fluctuations in the Company's corporate costs during the nine months ended September 30, 2021 relate to variances in professional fees, share-based payments, shareholder communication and travel, wages and benefits and unrealized gains and losses on marketable securities. The reasons for these fluctuations are explained in the section above that discusses changes for the three months ended September 30, 2021.

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended September 30,	2021	2020
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,905,574)	(1,694,003)
Financing activities	33,422,305	7,057,687
Investing activities	(23,417,018)	(4,059,042)

CHANGE IN CASH AND EQUIVALENTS	7,099,713	1,304,642

Cash and cash equivalents - beginning	28,647,190	1,641,721

CASH AND CASH EQUIVALENTS	35,746,903	2,946,363

Cash and cash equivalents totaled $35.7 million as at September 30, 2021 (December 31, 2020 - $28.6 million).  Cash and short-term investments totaled $51.8 million as at September 30, 2021 (December 31, 2020 - 28.6 million).  Western's net working capital as at September 30, 2021 totaled $48.6 million (December 31, 2020 - $28.6 million).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Financing activities

During the nine months ended September 30, 2021, the Company received $1.35 million from the exercise of stock options.  During the nine months ended September 30, 2020, the Company received $806,834 from the exercise of stock options.

During the nine months ended September 30, 2021, the Company completed private placements for aggregate proceeds of $33.6 million.  During the nine months ended September 30, 2020, the Company completed private placements for aggregate proceeds of $6.4 million.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments.  Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the nine months ended September 30, 2021, the Company purchased $16.0 million in short term investments and spent $7.4 million on exploration and evaluation assets.  During the nine months ended September 30, 2020, Western spent $4.0 million on exploration and evaluation expenditures.  The Company did not purchase any short term investments during the nine months ended September 30, 2020.

The majority of the mineral property expenditures incurred during the nine months ended September 30, 2021, relate to the Company's drilling and exploration program and engineering activities.  A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 151,426,125 common shares outstanding. The Company also has 6,035,000 stock options outstanding with exercises prices ranging from $0.75 to $1.66 and 1,500,000 warrants with an exercise price of $0.85.  In addition, there are 239,100 restricted share units and 167,000 deferred share units to be settled by way of common shares issued from treasury.

KEY MANAGEMENT COMPENSATION

The Company's related parties also include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries and director fees	228,294	193,402	963,760	647,753
Share-based payments	550,590	160,936	931,520	309,956

KEY MANAGEMENT COMPENSATION	778,884	354,338	1,895,280	957,709

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

During nine months ended September 30, 2021, the Company's former Chairman, Dale Corman, received a $300,000 payment related to his retirement.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

During the year ended December 31, 2020, a director of the Company was indirectly paid $270,000 for marketing and financial advisory services.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

As at September 30, 2021, the Company had not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2020.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2020.

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2020.

Based on that assessment, management concluded that, as at December 31, 2020, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from January 1 to September 30, 2021, that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting or its disclosure controls and procedures

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

As at September 30, 2021, the carrying amounts of cash and cash equivalents, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis ("MD&A") and certain information incorporated by reference in this MD&A contain certain forward-looking statements concerning Western's strategy, projects, plans or future financial or operating performance.  All statements that are not statements of historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", "targets", "plans", "goals" and similar expressions, or statements that events, conditions or results "will", "may", "could", "should" or "would" occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading "Casino Project Update" and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project); cash flow forecasts; exploration results at the Company's property; budgets; work programs; permitting or other timelines; the Company's engagement with local communities to manage the COVID-19 pandemic; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation Western's strategy and plans in respect of environmental and social governance issues; market price of precious and base metals; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other known or unknown factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Company's credit ratings; the impact of inflation; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the possibility that future exploration results will not be consistent with the Company's expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies. Western also cautions that its 2020 guidance, projections, plans and strategy may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance.

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WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2021
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC.  Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources.  These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.  In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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